November 14, 2018

Darren Blasutti
Chief Executive Officer
Americas Silver Corporation
145 King Street West, Suite 2870
Toronto, Ontario, Canada M5H 1J8

       Re: Americas Silver Corporation
           Registration Statement on Form F-4
           Filed November 5, 2018
           File No. 333-228186

Dear Mr. Blasutti:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining